EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company” or "Bezeq")

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Class Action - Coral-Tel

On January 22, 2014, a claim was filed with the Jerusalem District Court, together with an application for its certification as a class action, against Koral Tel Ltd. ("Koral Tel"), a wholly-owned-subsidiary of Walla! Communications Ltd., which is a wholly-owned subsidiary of Bezeq, and two wholly-owned subsidiaries of Koral Tel. The plaintiff alleges that the respondents misled browsers of the "User Opinions" column that appears on an Internet website operated by two of the defendants due to the order in which the opinions appear on the website. The applicant is seeking damages for the loss of time spent on reviewing irrelevant opinions and the stress caused to the group as a result of discovering the deception, or for any other damage determined by the court.   The plaintiff set the damages at NIS 1.5 billion (including interest and linkage).

The Respondents are studying the claim and the certification motion and neither they and/nor Walla and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.